EXHIBIT D-4

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

VERMONT YANKEE NUCLEAR POWER         )
  CORPORATION                        )
  AND                                )                DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC  )

               JOINT APPLICATION OF VERMONT YANKEE NUCLEAR POWER
              CORPORATION AND ENTERGY NUCLEAR VERMONT YANKEE, LLC

         FOR AUTHORIZATION TO TRANSFER JURISDICTIONAL FACILITIES UNDER
                      SECTION 203 OF THE FEDERAL POWER ACT


Kenneth G. Jaffe                              William S. Scherman
Rebecca A. Blackmer                           William R. Hollaway
Swidler Berlin Shereff                        Skadden, Arps, Slate,
  Friedman, LLP                                 Meagher & Flom LLP
3000 K Street, N.W., Suite 300                1440 New York Avenue, N.W.
Washington, D.C. 2007-5116                    Washington, D.C.  20005-2111


John H. Marshall                              Joseph L. Blount
Nancy S. Malmquist                            General Counsel
Downs Rachlin & Martin PLLC                   Entergy Services, Inc.
90 Prospect Street, PO Box 99\                1340 Echelon Parkway
St. Johnsbury, VT 05819-0099                  P.O. Box 31995
                                              Jackson, Mississippi  39286-1995


Counsel for Vermont Yankee                    Counsel for Entergy Nuclear
  Nuclear Power Corporation                     Vermont Yankee, LLC
October 12, 2001


                                     D-4-1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

VERMONT YANKEE NUCLEAR POWER        )
  CORPORATION                       )
  AND                               )           DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC )


                JOINT APPLICATION OF VERMONT YANKEE NUCLEAR POWER
              CORPORATION AND ENTERGY NUCLEAR VERMONT YANKEE, LLC

          FOR AUTHORIZATION TO TRANSFER JURISDICTIONAL FACILITIES UNDER
                      SECTION 203 OF THE FEDERAL POWER ACT


         Vermont Yankee Nuclear Power Corporation ("VYNPC") and Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear VY") (collectively, "Applicants") submit this joint application ("Application") requesting any and all necessary Federal Energy Regulatory Commission ("FERC" or "Commission") authorizations under
Section 203 of the Federal Power Act ("FPA"), 16 U.S.C. Section 824b (1994), and
Part 33 of the Commission's Rules of Practice and Procedure ("Rules"), 18 C.F.R.
Part 33 (2001), for VYNPC to divest, and for Entergy Nuclear VY to acquire, the Vermont Yankee Nuclear Power Station ("Vermont Yankee"), a 510 Megawatt ("MW")(3)nuclear power plant and its associated jurisdictional assets, including its appurtenant

-------------------------
         (3) The nominal capacity of Vermont Yankee is 510 MW. The capacity figures used throughout the remainder of this application and the supporting analyses are summer Dependable Maximum Net Capability ratings. The gross output of Vermont Yankee is 540 MW. The Claimed Seasonal capability for Vermont Yankee is 529 MW in winter and 506 MW in summer. See ISO New England Seasonal Claimed Capability Report, Sept. 1, 2001 (Rev. 0).


                                     D-4-2
interconnection facilities (the "Proposed Transaction"). Applicants anticipate closing the Proposed Transaction promptly upon receiving all required regulatory approvals and therefore respectfully request that the Commission approve this Application no later than by January 12, 2002.

I.       INTRODUCTION

         VYNPC conducted an auction process to select a purchaser for Vermont Yankee. Entergy Nuclear VY was selected as the winning bidder. The auction process culminated in the negotiation and execution of various agreements between VYNPC and Entergy Nuclear VY to effectuate the Proposed Transaction, including Purchase and Sale Agreement (the "PSA") by and between VYNPC and Entergy Nuclear VY, with Entergy Corporation ("Entergy"), as Guarantor, dated August 15, 2001. Pursuant to the PSA, VYNPC will sell, and Entergy Nuclear VY will purchase, Vermont Yankee and certain facilities and assets associated therewith and ancillary thereto (the "Facilities"), which are located in Vernon, Vermont and Brattleboro, Vermont. The FERC jurisdictional facilities to be transferred pursuant to the Proposed Transaction include the appurtenant interconnection facilities necessary to interconnect Vermont Yankee to the transmission grid (i.e., generator leads, step-up transformers, and associated equipment). The Facilities are situated within the New England Power Pool ("NEPOOL") and the control area administered by the New England Independent System Operator ("ISO-NE").

         The sale of VYNPC's jurisdictional facilities is consistent with the public interest as required under FPA Section 203. The Application shows that the transactions are in the public


                                     D-4-3
interest, satisfying each of the three tests established by the Commission: (1) it will not adversely affect competition in the relevant market; (2) it will not increase wholesale rates; and (3) it will not impair the ability of federal or state regulators to effectively regulate the Applicants. In support of the Application, the Applicants have submitted the affidavit of Dr. J. Stephen Henderson,(4) an economist and a vice president of Charles River Associates Inc. ("Henderson Affidavit"). The delivered price test performed by Dr. Henderson for the Proposed Transaction shows de minimis increases in market concentration that leave all markets unconcentrated. As such, Dr. Henderson concludes that the Proposed Transaction is consistent with the public interest under the Commission's competitive guidelines and does not require additional review. Because the transactions satisfy all the requirements of Section 203 and the Commission's regulations, the Commission should find that the sale is consistent with the public interest and approve the Application expeditiously.

II.      DESCRIPTION OF THE PARTIES AND THE TRANSACTION

         A.       VERMONT YANKEE NUCLEAR POWER CORPORATION

         VYNPC owns and operates a single unit nuclear powered generating plant having a net capacity of approximately 506 MW megawatts located in Vernon, Vermont. VYNPC was incorporated under the laws of Vermont on August 4, 1966. The Plant commenced commercial operations on November 30, 1972, and is currently licensed by the United States Nuclear

-------------------------
(4)        Dr. Henderson's affidavit is included as Attachment 1 hereto.


                                     D-4-4

Regulatory Commission ("NRC") to operate until March 21, 2012. The common equity of VYNPC is owned by twelve investor-owned or municipal New England utilities,(3) eight of which (the "Sponsors")(6) have entered into long-term power contracts with VYNPC. (These contracts,

-------------------------
(3)      The utilities and their percentage of common stock held are as follows:

            Company                                           Percentage Held
            Central Vermont Public Service Corporation              31.3%

            New England Power Company                               22.5%

            Green Mountain Power Corporation                        17.9%

            The Connecticut Light and Power Company                  9.5%

            Central Maine Power Company                              4.0%

            Public Service Company of New Hampshire                  4.0%

            Burlington Electric Light Department                     3.6%

            Cambridge Electric Light Company                         2.5%

            Western Massachusetts Electric Company                   2.5%

            Vermont Electric Cooperative, Inc.                       1.0%

            Washington Electric Cooperative, Inc.                    0.6%

            Lyndonville Electric Department                          0.6%

The percentage shown for New England Power Company includes the 2.5% interest it acquired upon its merger with Montaup Electric Company, effective May 1, 2000.

(4)        The Sponsors and their entitlement percentages are as follows:

            Sponsor                                       Entitlement Percentage
            Central Vermont Public Service Corporation                35.0%


                                     D-4-5
as amended and supplemented are referred to in this Application as the "Power Contracts.") The entire output of Vermont Yankee is sold to the Sponsors on a formula cost-of-service basis, although the Sponsors have entered into contracts with various municipals and cooperative utilities ("Secondary Purchasers") for the resale at wholesale of portions of the output they purchase from Vermont Yankee. The remainder of the power purchased by the Sponsors from Vermont Yankee is used to serve their retail and wholesale requirements customers or resold under shorter-term transactions.

            Green Mountain Power Corporation                          20.0%

            New England Power Company                                 22.5%

            The Connecticut Light and Power Company                    9.5%

            Central Maine Power Company                                4.0%

            Public Service Company of New Hampshire                    4.0%

            Cambridge Electric Light Company                           2.5%

            Western Massachusetts Electric Company                     2.5%

The percentage shown for New England Power Company includes the 2.5% interest it acquired upon its merger with Montaup Electric Company, effective May 1, 2000.


                                     D-4-6

         B.       ENTERGY NUCLEAR VERMONT YANKEE, LLC

         Entergy Nuclear VY is a Delaware limited liability company that has been created to acquire and own the Facilities. Entergy Nuclear VY is a wholly-owned direct subsidiary of Entergy Nuclear Vermont Investment Company, a Delaware corporation, which is, in turn, an indirect subsidiary of Entergy Nuclear Holding Company, a Delaware corporation.(7) Entergy Nuclear Holding Company is a wholly-owned direct subsidiary of Entergy, a Delaware corporation and a registered public utility holding company under PUHCA. Vermont Yankee will be operated by Entergy Nuclear Operations, Inc. ("ENO"), a Delaware corporation and indirect subsidiary of Entergy, as an agent of Entergy Nuclear VY.

         Entergy Nuclear VY will apply for Commission authorization to sell wholesale power at market-based rates under Section 205 of the FPA, 16 U.S.C.
Section 824d (1994) ("Market Rate Application"). Entergy Nuclear VY will also submit an application to the Commission requesting status as an "exempt wholesale generator" ("EWG") under Section 32(a)(1) of PUHCA, 15 U.S.C. Section 79z-5a(a)(1) (1994), and Part 365 of the Commission's regulations, 18 C.F.R.
Section 365.3 (2001).

         Entergy also owns electric utility operating companies that provide wholesale and retail electric service primarily in the States of Arkansas, Louisiana, Mississippi and Texas ("Entergy

---------------------------
(7) An organizational chart for Entergy's non-regulated nuclear organization, including Entergy Nuclear VY, is provided as Exhibit C hereto.


                                     D-4-7

Operating Companies"). The transmission facilities of the Entergy Operating Companies are administered by Entergy Services, Inc. ("Entergy Services") pursuant to an open-access transmission tariff ("OATT") on file at the Commission. In addition, on October 16, 2000 and December 29, 2000, Entergy Services, Inc., on behalf of the Entergy Operating Companies, filed an application in Docket No. RT01-75-000 proposing to transfer control over all of its transmission facilities to a newly created independent transmission company.

         Entergy's subsidiaries currently own several electric generating facilities in the Northeast U.S., almost all of which are nuclear power plants.(8) Collectively, these affiliates and their generating facilities are referred to as "Entergy Nuclear Northeast." Entergy Nuclear Northeast's first such facility is the 667 MW Pilgrim Nuclear Station ("Pilgrim") located in Plymouth, Massachusetts, owned and operated by Entergy Nuclear VY affiliate Entergy Nuclear Generation Company ("ENGC").(9) Pilgrim is situated within NEPOOL and part of ISO-NE. ENGC sells the entire output of Pilgrim to Boston Edison Company and other non-affiliated entities under long-term power purchase agreements ("Buyback Contracts") through the end of 2002, with the percentage declining to 85 percent in 2003 and 2004.

--------------------------
(8) In addition to five nuclear power plants, Entergy Nuclear Northeast also owns three small gas turbines at the Indian Point site.

(9) See Boston Edison Co., 87 FERC Paragraph 61,053 (1999) (transfer of Pilgrim Nuclear Station).


                                     D-4-8

         Entergy Nuclear Northeast's second generating facility is the 820 MW James A. FitzPatrick Nuclear Power Station ("FitzPatrick") near Oswego, New York in the western half of the New York ISO ("NYISO"), owned by Entergy Nuclear FitzPatrick, L.L.C. ("ENF").(10) FitzPatrick is operated by Entergy Nuclear Operations, Inc. ("ENO"). The entire output of FitzPatrick is committed to the New York Power Authority ("NYPA") under a long-term Buyback Contracts through the end of 2003, with the percentage declining to 31 percent in 2004.

         Entergy Nuclear Northeast's third generating facility is the 941 MW Indian Point Generating Station Unit 2 ("Indian Point 2"), located on the Indian Point site in Buchanan, New York in the eastern half of the NYISO , owned by Entergy Nuclear Indian Point 2, L.L.C. ("ENIP2").(11) Indian Point 2 is operated by ENO. The entire output of Indian Point 2 is committed to Consolidated Edison Company of New York, Inc. under a long-term Buyback Contract through the end of 2004. In addition to Indian Point 2, ENIP2 also owns three small gas turbine generators with a combined output of 47 MW. The three small gas turbines are not committed under the Buyback Contract.

         Entergy Nuclear Northeast's other generating facility is the 970 MW Indian Point Nuclear Generating Unit No. 3 ("Indian Point 3"), also located on the Indian Point site, owned by Entergy

--------------------------
(10)     See Entergy Nuclear Indian Point 3, LLC, 92 FERC Paragraph 61,281
         (2000) (transfer of FitzPatrick Nuclear Power Station and Indian Point Nuclear Generating Unit No. 3).

(11) See Consolidated Edison Company of New York, Inc., 95 FERC Paragraph 62,139 (2001) (transfer of Indian Point Generating Station Unit 2).


                                     D-4-9

Nuclear Indian Point 3, L.L.C. ("ENIP3").(12) Indian Point 3 is operated by ENO. The entire output of Indian Point 3 is committed to NYPA under a long-term Buyback Contract through the end of 2004. Altogether, Entergy Nuclear Northeast currently has 820 MW of generation in western New York, 1,958 MW in eastern New York and 667 MW in NEPOOL. None of Entergy's other affiliates own or control any generation or transmission facilities in NEPOOL or NYISO.

         C.       DESCRIPTION OF THE PROPOSED TRANSACTION

         VYNPC conducted an auction process to select a purchaser for Vermont Yankee. The auction process was designed and implemented for VYNPC by J.P. Morgan Securities, Inc. The auction process culminated in the selection of Entergy Nuclear VY as the purchaser, and the negotiation and execution of various agreements between VYNPC and Entergy Nuclear VY to effectuate the Proposed Transaction.

                  1.       PURCHASE AND SALE AGREEMENT

         The PSA between VYNPC and Entergy Nuclear VY, dated as of August 15, 2001,(13) provides that VYNPC will sell, and Entergy Nuclear VY will purchase, the Facilities and other

-----------------------
(12)     See Entergy Nuclear Indian Point 3, LLC, 92 FERC Paragraph 61,281
         (2000).

(13) Vermont Yankee Nuclear Power Station Purchase and Sale Agreement by and between Vermont Yankee Nuclear Power Corporation, as Seller, Entergy Nuclear Vermont Yankee, LLC, as Buyer and Entergy Corporation, as Guarantor (August 15, 2001). A copy of the PSA is attached in Exhibit I hereto.


                                     D-4-10
related assets. In addition to the Facilities, the PSA also calls for Entergy Nuclear VY to purchase the nuclear fuel inventory and other inventory as of the time of closing and for VYNPC to transfer to Entergy Nuclear VY the qualified and non-qualified decommissioning trust funds for Vermont Yankee.

                  2.       POWER PURCHASE AGREEMENT

         The Power Purchase Agreement between VYNPC and Entergy Nuclear VY, executed on September 7, 2001 (the "PPA"),(14) obligates Entergy Nuclear VY to sell, and VYNPC to purchase, the entire current output of energy, installed capability and all other associated ancillary services and NEPOOL products. The PPA runs from the time of closing through March 21, 2012, but provides two "Exercise Dates" of February 28, 2005 and December 31, 2007 on which VYNPC may reduce or eliminate the amount or output that it purchases through the PPA (based on corresponding elections by the Sponsors under their wholesale power contracts with VYNPC). The long-term PPA thus functions as a "buyback contract" for the entire current output of Vermont Yankee through, at least February, 2005, and potentially through March 2012.

------------------------------
(14) Power Purchase Agreement between Entergy Nuclear Vermont Yankee, LLC and Vermont Yankee Nuclear Power Corporation (September 7, 2001). A copy of the PPA is included in Exhibit I to this application (as an exhibit to the PSA) and will be one of the subjects of Entergy Nuclear VY's application for market-based rate authority, to be filed with the Commission under FPA Section 205.


                                     D-4-11

         Entergy Nuclear VY is contemplating increasing the rated power output of Vermont Yankee by potentially up to ten percent, or approximately 51 MW. Output from the potential power uprate is not included in the PPA with VYNPC.

                  3.       INTERCONNECTION AGREEMENT

         As part of the Proposed Transaction, Entergy Nuclear VY is entering into an interconnection agreement with Vermont Electric Power Corporation ("VELCO") to establish the terms and conditions under which Vermont Yankee will interconnect to the transmission grid (the "Interconnection Agreement"). The Interconnection Agreement will be filed by VELCO with the Commission as a service agreement under VELCO's Open Access Transmission Tariff ("OATT").

III.     JURISDICTIONAL BASIS AND APPROVALS SOUGHT

         Section 203 of the FPA states, in relevant part, that:

                  No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person . . . without first having secured an order of the Commission authorizing it to do so. ... After notice and opportunity for hearing, if the Commission finds that the proposed disposition,


                                     D-4-12
                  consolidation, acquisition, or control will be consistent with the public interest, it shall approve the same.(15)

         The FPA thus requires the Commission to determine if a transfer of jurisdictional facilities is consistent with the public interest. The Commission satisfies the statute's requirement by examining each transaction to determine if it meets the Commission's public interest standard. In its December 1996 Merger Policy Statement, the Commission stated that it would consider three elements in evaluating whether a proposed transaction is consistent with the public interest: the effect on competition, effect on rates, and effect on regulation.(16) If a transaction does not adversely impact these three factors, the Commission will find the transaction consistent with the public interest.(17) On November 15, 2000, in Order No. 642, its Final Rule on Revised Filing Requirements Under Part 33 of the Commission's Regulations, the Commission reaffirmed its reliance on this three-part test for evaluating
Section 203 applications.(18)

------------------------
(15)     16 U.S.C. Section 824b(a) (1994).

(16) Inquiry Concerning The Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. And Regs. Paragraph 31,044 at 30,109 (1996), order on reconsideration, Order No. 592-A, 79 FERC Paragraph 61,321 (1997) ("Merger Policy Statement").

(17)     Merger Policy Statement at 30,111.

(18)     Revised Filing Requirements Under Part 33 of the Commission's
Regulations: Final Rule, Order No. 642, 93 FERC Paragraph 61,164, mimeo at 4-5
(2000). This Application complies with the new filing requirements announced in Order No. 642.


                                     D-4-13

         The Merger Policy Statement explicitly applies to only mergers.(19) Transmission facility transfers associated with generation divestitures may present lesser concerns than many mergers because divestitures of generation facilities, such as the one proposed herein by VYNPC, typically reduce or leave unchanged the concentration of ownership of such assets. Nevertheless, in recent orders addressing divestiture of generation assets and associated jurisdictional facilities, including transactions involving Entergy Nuclear affiliates, the Commission applied the three-part criteria it developed in Order Nos. 592 and 642 in its review.

         Accordingly, the Applicants address in this Application each of the factors the Commission reviews under the Merger Policy Statement. As demonstrated below, the sale of facilities and assignment rights and obligations under jurisdictional agreements are consistent with the public interest under FPA Section 203 as determined by the Merger Policy Statement's criteria since these transfers will not adversely affect competition, rates, or regulation.

IV.      THE DIVESTITURE IS CONSISTENT WITH THE PUBLIC INTEREST

         The sale of VYNPC's FERC jurisdictional facilities (20) is consistent with the public interest under FPA Section 203 because it will not adversely affect: (1) competition in the

-------------------------
(19) Merger Policy Statement at 30,113 n.8 ("While many types of transactions, including relatively minor ones, may require section 203 authorization, [the Merger Policy Statement] focuses on mergers.")

(20) Exhibit H hereto provides a description of the FERC jurisdictional facilities.


                                     D-4-14
relevant markets; (2) wholesale rates; or (3) the ability of federal or state regulators to effectively regulate the Applicants. As discussed below, the Proposed Transaction will not adversely effect competition, will not adversely affect rates, and will not adversely affect state or federal regulation. The Proposed Transaction therefore should be approved by the Commission as consistent with the public interest.

         A.       THE PROPOSED TRANSACTION WILL HAVE NO ADVERSE EFFECT ON
                  COMPETITION

                  1. THE PROPOSED TRANSACTION DOES NOT RAISE HORIZONTAL COMPETITIVE CONCERNS

         The sale of Vermont Yankee to Entergy Nuclear VY will not adversely affect competition. In support of this conclusion, the Applicants submit the Henderson Affidavit. Dr. Henderson's affidavit demonstrates that the transfer of ownership of Vermont Yankee to Entergy Nuclear VY will not have an adverse impact on competition in the relevant markets. The Proposed Transaction will have little practical effect on competition for the foreseeable future because the PPA obligates Entergy Nuclear VY to sell the entire output of the existing capacity of Vermont Yankee back to VYNPC through at least February 2005 and, at VYNPC's option, through March 2012. The set of long-term contracts that Entergy Nuclear VY and its affiliates in the Northeast ("Entergy Nuclear Northeast") have in place to resell capacity from their generating plants to the facilities' former owners ("Buyback Contracts") effectively eliminate the incentive for Entergy Nuclear VY and Entergy Nuclear Northeast to exercise market power in the relevant geographic markets. Even setting aside the long-term Buyback Contacts, Dr.


                                     D-4-15

Henderson's analysis demonstrates that the Proposed Transaction will result in little change in market concentration in the relevant geographic markets, which are themselves already unconcentrated.

         When evaluating the competitive effects of a merger on generation markets, the Commission has adopted generally the U.S. Department of Justice and Federal Trade Commission merger guidelines (21) as set forth in Appendix A to the Commission's Merger Policy Statement.(22) Dr. Henderson conducts an Appendix A competitive screening analysis that considers physical transmission constraints in determining the potential supply available to destination markets, consistent with the screening criteria in the Commission's Horizontal Merger Guidelines and Commission precedent.(23)

---------------------------
(21) U.S. Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines, 57 Fed. Reg. 41,552 (Apr. 2, 1992).

(22) Note that a full Appendix A analysis is not required if screening shows that the merger only involves a de minimis overlap of generation assets with insignificant competitive effects. See Merger Policy Statement at 30,134.

(23) Consistent with the Merger Policy Statement, Dr. Henderson analyzes the potential competitive effects of the Divestiture Transaction in terms of increased concentration levels in relevant product and geographic markets as measured by the Herfindahl-Hirschman Index ("HHI"). Under Commission guidelines in Order Nos. 592 and 642, a transaction generally does not need additional review by the Commission if the HHI changes by less than 50 points in a highly concentrated market (an HHI greater than 1,800) or by less than 100 points in a moderately concentrated market (HHI between 1,000 and 1,800). Moreover, where the HHI is below than 1,000, the market is unconcentrated and does not require additional review in any event.


                                     D-4-16

         The Appendix A screening analysis was conducted assuming the existing market structure and using publicly available data on generation for 2001 (from the EIA-411 reports) and transmission capacity for 2001 (from OASIS).(24) These inputs were adjusted to reflect 2002 conditions as a representative near-term future year, and included only those planned generation projects that have passed sufficient hurdles such that their completion by mid-2002 is relatively certain. Since the generating asset that is the subject of the Proposed Transaction is located in New England, and since most of New England is open to full retail competition, Dr. Henderson concludes that the primary measure to consider in connection with the delivered price test for the Proposed Transaction is economic capacity.(25)

         Dr. Henderson's analysis evaluates the competitive impacts of the Proposed Transaction by conducting the delivered price test in three different geographic destination markets:(26)

         1.       NEPOOL;(27)

         2.       NYISO;

-----------------------
(24)     Henderson Affidavit Paragraph IV.A.

(25) Henderson Affidavit Paragraph IV.A. Dr. Henderson does not consider ancillary services other than installed capacity ("ICAP") as a relevant product market because the generating asset in the Proposed Transaction, Vermont Yankee, is a nuclear power plant and cannot meaningfully provide ancillary services such as quick-start operating reserves. See Commonwealth Edison Co., 91 FERC Paragraph 61,036 at 61,133 (2000).

(26)     Henderson Affidavit Paragraph IV.B.

(27)     NEPOOL is the control area of ISO-NE.


                                     D-4-17

         3.       and East of Total East.

         Dr. Henderson defines the first such relevant geographic market as NEPOOL, the situs of Vermont Yankee. Because Entergy Nuclear Northeast also own assets in NYISO, Dr. Henderson defines NYISO as a second relevant geographic market. East of Total East is a subset of NYISO that is east of the major transmission interface ("Total East") that splits New York from north to south. When East of Total East binds, precluding addition transmission from the West, which is estimated to occur in approximately 70 percent of all hours, additional load in that submarket must be met either by internal resources or from NEPOOL imports.(28) Hence, Dr. Henderson concludes that East of Total East is a relevant geographic market. NEPOOL has no comparable transmission constraint that is relevant to the Vermont Yankee transaction.(29) Hence, Dr. Henderson concludes that a conservative analysis of the New England area for the Proposed Transaction would consider all of NEPOOL to be the destination market.

         Dr. Henderson used publicly available data from ISO-NE, NYISO and PJM Interconnection, L.L.C. on unit capacities, long-term Buyback Contracts and other long-term contracts. His analyses use summer Dependable Maximum Net Capability ratings, with the year 2002 as the basis of his analysis.

---------------------------
(28)       Henderson Affidavit Paragraph IV.B.

(29)       Henderson Affidavit Paragraph IV.B.


                                     D-4-18

         Dr. Henderson evaluated the competitive impacts of the Proposed Transaction under two alternative scenarios. Under the first scenario, he accounts for the multiple Buyback Contracts that are in place for Entergy Nuclear Northeast's generating assets (including Entergy Nuclear VY and Vermont Yankee) by attributing the energy obligated under the Buyback Contracts to the power purchasers. Under this realistic scenario, the only economic capacity that Entergy Nuclear Northeast holds in the relevant markets is about 47 MW of gas turbine generators in eastern New York, and, to be conservative, 51 MW of uprated capacity from the potential power uprate of Vermont Yankee. In all of the geographic markets studied, Entergy Nuclear Northeast has less than a one percent market share after the Proposed Transaction.(30)

         Under a second, very conservative scenario, Dr. Henderson performed the delivered price tests assuming that none of the Buyback Contracts are operative. While this assumption is counter factual, it does provides an extremely conservative analysis for the Commission of the potential competitive impacts of the Proposed Transaction. Under this assumption, Entergy Nuclear Northeast would have 820 MW in western New York, 1,958 MW in eastern New York and 1,222 MW in NEPOOL following the transactions (including the 51 MW from the potential power uprate of Vermont Yankee). Even under this extremely conservative scenario, the impact of the Proposed Transaction is quite small, not exceeding an increase of 31 points in the Herfindahl-Hirschman Index ("HHI") in any of the relevant geographic markets. Such a minor increase in HHI passes the Commission's competitive impact screens, even for a highly

----------------------------
(30)       Henderson Affidavit Paragraph IV.E.


                                     D-4-19
concentrated market.(31) Moreover, the HHIs demonstrate that all of the relevant geographic markets are unconcentrated. Thus, Dr. Henderson's analysis demonstrates that the Proposed Transaction passes the Commission's screening criteria even if all of Entergy Nuclear Northeast's Buyback Contracts are ignored.

         Dr. Henderson also evaluated the impact of the Proposed Transaction on NEPOOL's Installed Capability ("ICAP") market.(32) His analysis demonstrates that increases in the ICAP market are within Commission guidelines even if the Buyback Contacts are ignored, with an increase in HHI of only 10 or 11 points. This is well below the Commission's guidelines, even for a highly concentrated market. Moreover, this small increase significantly overstates the actual effect on the ICAP market, because the analysis ignores the effect of the Buyback Contracts. Based on his analysis, Dr. Henderson concludes that the Proposed Transaction will cause no adverse competitive effect on the NEPOOL ICAP market.(33)

         Dr. Henderson's analysis demonstrates that the Proposed Transaction will have no adverse effect on competition in any relevant geographic market. The delivered price test shows de minimis increases in market concentration that leave all relevant markets unconcentrated. The

---------------------------------
(31)       Henderson Affidavit Paragraph IV.E.

(32)       Henderson Affidavit Paragraph IV.E.

(33)       Henderson Affidavit Paragraph IV.E.


                                     D-4-20

ICAP analysis shows that Entergy Nuclear Northeast will not own a dominant share of capacity in the effected market.

                  2. THE PROPOSED TRANSACTION DOES NOT RAISE VERTICAL COMPETITIVE CONCERNS

         The disposition of the transmission facilities associated with the Proposed Transaction will have no adverse vertical competitive effects. The transmission facilities to be transferred are limited to those necessary to interconnect the generation plants to the transmission grid (i.e., generator leads, step-up transformers, and associated equipment). Other than interconnection facilities necessary to interconnect its generating plants to the grid, Entergy does not own or control transmission facilities in the Northeast.

         B.       THE PROPOSED TRANSACTION WILL HAVE NO ADVERSE EFFECT ON RATES

         The Proposed Transactions will not have an adverse effect on wholesale rates. In assessing the effects that a proposed disposition of assets could have on costs and rates, the Commission's primary concern is "the protection of wholesale ratepayers and transmission customers."(34) Indeed, Applicants believe that the arrangements associated with the sale of Vermont Yankee to Entergy Nuclear VY have the potential to reduce wholesale rates, even as they reduce the risks borne by VYNPC's wholesale customers. As explained in the testimony of

----------------------------
(34) New England Power Co., 82 FERC Paragraph 61,179 at 61,659 (1998), order on reh'g, 83 FERC Paragraph 61,275 (1998).


                                     D-4-21

Bruce W. Wiggett, VYNPC's Senior Vice President of Finance and Administration and Treasurer, VYNPC estimates that aggregate charges to the Sponsors after the sale of the Plant will be approximately $250 million less (in net present value terms) than they would have been had VYNPC continued to own and operate Vermont Yankee.(35) Equally or more important, VYNPC's wholesale customers, the Sponsors, and ultimately their retail customers, will no longer be responsible for paying for the costs of owning and operating Vermont Yankee, regardless of the level of its operation. Instead, under the PPA, VYNPC will be responsible only for paying a specified fixed price per megawatt hour of electricity actually produced and delivered.(36) Entergy Nuclear VY will bear the risk of Vermont Yankee operations going forward.

         Further, as part of the sale of Vermont Yankee to Entergy Nuclear VY, VYNPC's Power Contracts will be amended to protect the Sponsors from adverse rate consequences as a result of the sale of Vermont Yankee.(37) The principal changes affected by the 2001 Amendatory Agreements are:

--------------------------
(35) Mr. Wiggett describes and supports the analysis of the benefits of the proposed transaction in pre-filed testimony submitted to the Vermont Public Service Board on September 27, 2001, in Docket No. 6545. A copy of Mr. Wiggett's testimony and exhibits is contained in Attachment 2.

(36) The obligations that Vermont Yankee will retain under the PSA are discussed in Mr. Wiggett's testimony.

(37) The amendments to the Power Contracts are contained in the "2001 Amendatory Agreements" between VYNPC and the Sponsors, as shown in Exhibit BW-7 to Mr. Wiggett's


                                     D-4-22

-the replacement of the principal part of the Power Contracts' formula mechanism for the recovery of VYNPC's costs of operating and maintaining Vermont Yankee to produce electricity with the provision for the pass-through of the prices that VYNPC will pay to Entergy Nuclear VY under the PPA; and

-the replacement of the Power Contracts' provision for payment by the Sponsors of all costs associated with decommissioning Vermont Yankee, whatever they turn out to be, with payments necessary to retire a fixed debt, if any is required to enable VYNPC to recover its sunk investment in Vermont Yankee and to transfer to Entergy Nuclear VY the agreed level of funding for decommissioning specified in the PSA.(38)

         In fact, as Mr. Wiggett explains, VYNPC projects that the proceeds of the sale of Vermont Yankee to Entergy Nuclear VY will be sufficient to cover all of the Sponsors' obligations under the Power Contracts to compensate VYNPC for its investment in Vermont Yankee and transfer the specified level of funding for decommissioning to Entergy Nuclear VY upon closing. While the sufficiency of the sale proceeds for these purposes will depend upon the earnings of the monies in VYNPC's decommissioning trust fund and other factors, the PSA specifies that VYNPC's obligation for an additional payment toward decommissioning is capped at $5.4 million.

---------------------------
testimony. VYNPC will file the 2001 Amendatory Agreements under Section 205 of the Federal Power Act.

(38) In other respects, the Sponsors' obligations under the Power Contracts are largely unchanged. They continue to be obligated to compensate VYNPC for its investment in Vermont Yankee, including the payment of interest costs and a return on invested equity, and to pay administrative costs. Because of the sale of Vermont Yankee, VYNPC's recovery of its investment will be classified as amortization, rather than depreciation. In addition, as explained in the text, the proceeds that VYNPC will realize through the transaction are expected to be sufficient to provide for full recovery of VYNPC's sunk investment in Vermont Yankee.


                                     D-4-23

            The arrangements between VYNPC and Entergy Nuclear VY, combined with the 2001 Amendatory Agreements thus substantially replace open-ended formula rate mechanisms with fixed rate provisions. They accordingly reduce the risks that rates to VYNPC's wholesale customers could increase if the costs of operating and/or decommissioning Vermont Yankee should increase. The Amendatory Agreements thus represent partial "rate freeze" mechanisms that protect the interests of VYNPC's wholesale customers.

            Nor will the sale of Vermont Yankee adversely impact wholesale rates to any Secondary Purchasers. In order to provide further protection against adverse wholesale rate consequences as a result of the transactions, the Sponsors have committed to cap their recovery of costs under certain long-term power contracts with municipal and cooperative utilities for the resale of power and energy from Vermont Yankee. Most of these contracts expire at the end of November 2002, and each entitles the purchaser to a portion of the power and energy produced by Vermont Yankee and requires it to bear the same percentage of the costs incurred by the Sponsors to obtain that power and energy. To protect the customers under those contracts against adverse rate consequences as a result of the sale, the Sponsors commit to cap the total amount charged to those customers during the remainder of the current contract term, following the sale, at the average (applied to that remaining contract period) of the amounts charged to them during the five full calendar years preceding the anticipated closing (1997-2001), escalated to current year dollars at 3 percent per year.(39) In this way, these customers will have the assurance that they will not pay more for Vermont Yankee power after the sale than the average amounts they paid before the sale, adjusted for inflation.

-------------------------
(39) A five-year period was selected to ensure that the period included at least two years in which Vermont Yankee did not undergo a refueling outage. Costs during non-outage years tend to be lower than costs during outage years.


                                     D-4-24

         Entergy Nuclear VY does not currently have any wholesale customers or charge any wholesale rates and it will not be selling power at retail.

         C. THE PROPOSED TRANSACTION WILL NOT IMPAIR THE EFFECTIVENESS OF STATE OR FEDERAL REGULATION

         The Proposed Transaction will not impair the ability of the Commission to regulate VYNPC or Entergy Nuclear VY. Wholesale sales by VYNPC to the Sponsors, by the Sponsors to the Secondary Purchasers, and by Entergy Nuclear VY to VYNPC all will continue to be subject to Commission jurisdiction. In addition, consistent with the Merger Policy Statement, Entergy, as a registered public utility holding company under Section 3(a)(1) of PUHCA, commits to abide by the Commission's policy regarding the treatment of cost and revenues related to intra-company transactions. VYNPC is not a registered holding company under PUHCA. The Proposed Transaction will not result in the formation of a registered holding company, and therefore raises no federal regulation concerns under Ohio Power.(40) Accordingly, the Proposed Transaction raises no concern over the Commission's ability to regulate effectively after the Proposed Transaction is completed.

-------------------------
(40) Merger Policy Statement at 30,112 and 30,124-125; see also Ohio Power Co. v. FERC, 954 F.2d 779, 782-786 (D.C. Cir. 1992), cert. denied, 498 U.S. 73
(1992) ("Ohio Power").


                                     D-4-25

            The proposed transactions will not adversely affect state jurisdiction because the Applicants are seeking approval of the proposed transactions from the Vermont Public Service Board. In addition, filings will be made with other state commissions that require them. See Exhibit L for a listing of states requiring regulatory approval. These filings will provide information regarding the transaction and provide the affected states with an opportunity to evaluate any impact on state regulation associated with the transaction. Therefore, Applicants believe that the states will continue to have jurisdiction over VYNPC and the Sponsors after the transfers as they had before, but, in any case, each affected state will have a full opportunity to address any impact on state regulation in connection with the filings. No further action or review by the Commission is therefore required.

            Entergy Nuclear VY will apply for EWG status and will not be subject to state rate regulation. Likewise, Entergy Nuclear VY's affiliates that comprise Entergy Nuclear Northeast are also EWGs that are not subject to state rate regulation.

            As industry restructuring proceeds throughout the country, generating assets are being sold and/or divested by utilities. Thousands and thousands of megawatts of generation capacity have been sold or transferred without any apparent effect on ratepayers. Likewise, the sale of Vermont Yankee will have no effect on the effectiveness of state regulation over any of the


                                     D-4-26

Entergy Operating Companies. Nonetheless, consistent with prior Commission orders,(41) Entergy would agree to extend to this Proposed Transaction existing protections already in place as a result of prior Entergy hold harmless commitments and Commission orders that will hold the Entergy Operating Companies' retail rate payers harmless from any adverse effects resulting from the Proposed Transaction.(42) In this respect, there is no "regulatory gap" that would allow Entergy to allocate any increased capital cost resulting from the Transaction to the Entergy Operating Companies' retail customers.

V.       INFORMATION REQUIRED BY ORDER NO. 642

         A.       SECTION 33.2

         1. THE EXACT NAMES OF THE APPLICANTS AND THEIR PRINCIPAL BUSINESS ADDRESSES

Vermont Yankee Nuclear                      Entergy Nuclear Vermont Yankee, LLC
  Power Corporation                         440 Hamilton Avenue

-----------------------------
(41) Entergy Nuclear Indian Point 3, LLC, and Entergy Nuclear FitzPatrick, LLC, 92 FERC Paragraph 61,281 at 61,946-47 (2000); Boston Edison Co., 87 FERC Paragraph 61,053 at 61,216 (1999), reh'g pending.

(42) In the Entergy-Gulf States merger proceeding, the Commission accepted as sufficient the following hold harmless commitment from Entergy:

         Entergy shall agree that it will not oppose in principle, in proceedings at FERC, the adoption of a methodology to estimate Entergy [Corporation]'s cost of capital or the cost of capital of its subsidiaries as if there had been no merger. The parties may legitimately disagree on the best method to accomplish this objective.

         Entergy Services Inc., 65 FERC Paragraph 61,332 at 62,522-24 (1993). See also Boston Edison Co., 87 FERC Paragraph 61,053 (extending commitment to Pilgrim); Entergy Nuclear Indian Point 3, LLC, 92 FERC Paragraph 61,281 (extending commitment to Indian Point 3 and FitzPatrick); Consolidated Edison Company of New York, Inc., 95 FERC Paragraph 62,139 (2001) (extending commitment to Indian Point 2).


                                     D-4-27

185 Old Ferry Road                              White Plains, NY  10601(43)
Brattleboro, VT  05301-7002


         2. THE NAME AND ADDRESS OF THE PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS REGARDING THE APPLICATION


Kenneth G. Jaffe                                William S. Scherman
Rebecca A. Blackmer                             William R. Hollaway
Swidler Berlin Shereff                          Skadden, Arps, Slate,
  Friedman, LLP                                   Meagher & Flom LLP
3000 K Street, N.W., Suite 300                  1440 New York Avenue, N.W.
Washington, D.C. 2007-5116                      Washington, D.C.  20005-2111
(202) 424-7500                                  (202) 371-7000
(202) 424-7643 (fax)                            (202) 393-5760 (fax)
kgjaffe@swidlaw.com                             wscherma@skadden.com
rablackmer@swidlaw.com                          whollawa@skadden.com


Bruce W. Wiggett                                Joseph L. Blount
Senior Vice President                           General Counsel
Vermont Yankee Nuclear Power                    Entergy Services, Inc.
  Corporation                                   1340 Echelon Parkway
185 Old Ferry Road                              P.O. Box 31995
P.O. Box 7002                                   Jackson, Mississippi 39286-1995
Brattleboro, Vermont  05302-7002                (601)368-5680
(802) 258-4117                                  (601)368-5694 (fax)
(802) 257-4596 (fax)                            jblount@entergy.com
bruce.wiggett@vynpc.com

-------------------
(43) As of closing of the Proposed Transaction, Entergy Nuclear VY's location will be moved to Vernon, Vermont.


                                     D-4-28

         3.       DESCRIPTION OF THE APPLICANTS

         A description of the Applicants is provided in Section II of this Application. Entergy Nuclear VY and Entergy Nuclear Northeast are described in
Section II(B) of the Application. An organizational chart showing Entergy Nuclear VY and its affiliates that comprise Entergy Nuclear Northeast is included as Exhibit C hereto. Vermont Yankee has no subsidiaries, and its only affiliates are its shareholders, listed in Section II(A) of the Application. As all of the entities relevant to the Proposed Transaction are described herein, Applicants request a waiver of the extensive merger requirements to provide descriptions of entities not relevant to the Proposed Transaction. As provided in Exhibit E hereto, the Applicants have no common directors or officers.

         4.       GENERAL STATEMENT BRIEFLY DESCRIBING JURISDICTIONAL FACILITIES

         The Applicants' jurisdictional facilities are described in Section II of this Application.

         5.       NARRATIVE DESCRIPTION OF THE PROPOSED TRANSACTION

         See Section II above and Exhibit H attached hereto.

         6.       ALL CONTRACTS RELATED TO THE PROPOSED TRANSACTION

         See Exhibit I attached hereto.

         7. STATEMENT EXPLAINING THE FACTS RELIED UPON TO DEMONSTRATE THAT THE PROPOSED TRANSACTION IS CONSISTENT WITH THE PUBLIC INTEREST

         See Section IV above and Exhibit J attached hereto.


                                     D-4-29

         8. IF THE PROPOSED TRANSACTION INVOLVES PHYSICAL PROPERTY GENERAL OR KEY MAP SHOWING THE PROPERTIES OF EACH PARTY TO THE TRANSACTION

         The physical property involved in the Proposed Transaction includes the Vermont Yankee nuclear power plant and its associated interconnection facilities. A map of physical property is attached as Exhibit K hereto.

         9.       REGULATORY ACTIONS NECESSARY TO COMPLETE THE TRANSACTION

         See Exhibit L attached hereto.

         B.       SECTION 33.3 AND 33.4

         An Appendix A competitive analysis screen for the Proposed Transaction is provided in the affidavit of Dr. Henderson, provided as Attachment 1 hereto, and summarized in Section III.A above.

         C.       SECTION 33.5

         Entergy Nuclear VY is not required to maintain its books of account in accordance with the Commission's Uniform System of Accounts in 18 C.F.R. Part
101. VYNPC's proposed accounting for the transaction is described in Attachment
3.

         D.       SECTION 33.6

         A Form of Notice suitable for publication in the Federal Register is provided as Attachment 4 hereto and also is provided in electronic format on a 3-1/2" diskette.


                                     D-4-30

VI. THE DIVESTITURE SHOULD BE APPROVED EXPEDITIOUSLY WITHOUT FURTHER HEARING PROCEDURES

         For the reasons stated herein, Applicants' Proposed Transaction satisfies the Commission's standards stated in the Merger Policy Statement and Order No. 642 and is consistent with the public interest. Applicants respectfully request that the Commission approve the Proposed Transaction no later than January 12, 2002. This would be approximately 90 days after the filing date of this Application, consistent with the target of 60 to 90 days set forth in Order No. 642.(44)

VII.        CONCLUSION

            WHEREFORE, for the reasons set forth above, Applicants respectfully request that the Commission grant this Application by January 12, 2002.

                                               Respectfully submitted,



                                               --------------------------

-----------------------------
(44)     Order No. 642 at 13.


                                     D-4-31

Kenneth G. Jaffe                               William S. Scherman
Rebecca A. Blackmer                            William R. Hollaway
Swidler Berlin Shereff                         Skadden, Arps, Slate,
  Friedman, LLP                                  Meagher & Flom LLP
3000 K Street, N.W., Suite 300                 1440 New York Avenue, N.W.
Washington, D.C. 2007-5116                     Washington, D.C.  20005
(202) 424-7500                                 (202) 371-7819

John H. Marshall                               Joseph L. Blount
Nancy S. Malmquist                             General Counsel
Downs Rachlin & Martin PLLC                    Entergy Services, Inc.
90 Prospect Street, PO Box 99\                 1340 Echelon Parkway
St. Johnsbury, VT 05819-0099                   P.O. Box 31995
(802) 748-8324                                 Jackson, Mississippi 39286-1995
(802) 748-4394 (fax)                           (601)984-9000


Counsel for Vermont Yankee                     Counsel for Entergy Nuclear
  Nuclear Power Corporation                      Vermont Yankee, LLC


October 12, 2001


                                     D-4-32

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


VERMONT YANKEE NUCLEAR POWER        )
  CORPORATION                       )
  AND                               )           DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC )


                                  VERIFICATION



STATE OF VERMONT        )
                        )           ss.
COUNTY OF WINDHAM       )


         NOW, BEFORE ME, the undersigned authority, personally came and appeared, Bruce W. Wiggett, who, after first being duly sworn by me, did say:

         That he is Vice-President of Finance and Administration and Treasurer of Vermont Yankee Nuclear Power Corporation; that he has the authority to verify the foregoing application and exhibits on behalf of Vermont Yankee Nuclear Power Corporation; that he has knowledge of the matters contained herein; and that to the best of his knowledge, information and belief, the representations are true and correct.


                                        --------------------------------
                                        Bruce W. Wiggett


SUBSCRIBED AND SWORN to before me this ____ day of October, 2001.


---------------------------
Notary Public


                                     D-4-33

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

VERMONT YANKEE NUCLEAR POWER        )
  CORPORATION                       )
  AND                               )           DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC )


                                  VERIFICATION

STATE OF NEW YORK         )
                          )     ss.
COUNTY OF WESTCHESTER     )

            NOW, BEFORE ME, the undersigned authority, personally came and appeared, Michael R. Kansler who, after first being duly sworn by me, did say:

            That he is Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC; that he has the authority to verify the foregoing application and exhibits on behalf of Entergy Nuclear Vermont Yankee, LLC; that he has knowledge of the matters contained herein; and that to the best of his knowledge, information and belief, the representations are true and correct.


                                    --------------------------------
                                    Michael R. Kansler


SUBSCRIBED AND SWORN to before me this ____ day of October, 2001.

---------------------------
Notary Public


                                     D-4-34

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Vermont Yankee Nuclear Power         )
  Corporation                        )
  and                                )           Docket No. EC02-_____-000
Entergy Nuclear Vermont Yankee, LLC  )

                                NOTICE OF FILING

                                 (_______, 2001)

            Take notice that on October 12, 2001, Vermont Yankee Nuclear Power Corporation ("VYNPC") and Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear VY") filed with the Federal Energy Regulatory Commission an application pursuant to section 203 of the Federal Power Act for authorization of a disposition of jurisdictional facilities whereby VYNPC will divest, and Entergy Nuclear VY will acquire, the 510 megawatt Vermont Yankee Nuclear Power Station located in Vernon, Vermont, including the facility's appurtenant interconnection facilities.

            Any person desiring to be heard or to protest such filing should file a motion to intervene or protest with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 CFR
385.211 and 385.214). All such motions or protests should be filed on or before _______, 2001. Protests will be considered by the Commission to determine the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. Copies of this filing are on file with the Commission and are available for public inspection. This filing may also may be viewed on the Internet at http://www.ferc.fed.us/online/rims.htm (call 202-208-2222 for assistance). Comments, protests and interventions may be filed electronically via the internet in lieu of paper. See, 18 CFR 385.2001(a)(1)(iii) and the instructions on the Commission's web site at http://www.ferc.fed.us/efi/doorbell.htm.


                                              David P. Boergers
                                              Secretary


                                     D-4-35

                                                                       EXHIBIT C


                              ORGANIZATIONAL CHART

            Attached is an organizational chart showing Entergy Nuclear VY and its affiliates that comprise Entergy Nuclear Northeast.


                                     D-4-36

                                                                       EXHIBIT E

                          COMMON OFFICERS OR DIRECTORS

            The Applicants have no common directors or officers.


                                     D-4-37

                                                                       EXHIBIT H

                     DESCRIPTION OF THE PROPOSED TRANSACTION

         VYNPC conducted an auction process in which it solicited proposals to purchase Vermont Yankee and its related assets. The auction process culminated in the negotiation and execution of various agreements between VYNPC and Entergy Nuclear VY to effectuate the Proposed Transaction, including a Purchase and Sale Agreement (the "PSA") by and between VYNPC, as Seller, Entergy Nuclear VY, as Buyer, and Entergy, as Guarantor August 15, 2001.

         Pursuant to the PSA, VYNPC will sell, assign, convey, deliver and transfer Entergy Nuclear VY, and Entergy Nuclear VY will purchase, assume and acquire Vermont Yankee and certain facilities and other assets associated therewith and ancillary thereto. The FERC jurisdictional facilities to be transferred pursuant to the Proposed Transaction include the interconnection facilities necessary to interconnect Vermont Yankee to the transmission grid. These jurisdictional facilities include generator leads, step-up transformers, transmission feeders, and associated control wiring.

         The PSA specifies that ENIP2 will pay approximately $116 million for the assets (other than nuclear fuel and inventories), approximately $35 million for the nuclear fuel inventory (estimated to be the Adjusted Book Value of nuclear fuel at the time of closing), and approximately $29 million for other inventory (estimated to be the Adjusted Book Value of other inventory at the time of closing). Also pursuant to the PSA, Entergy Nuclear VY has agreed to assume defined liabilities related to Vermont Yankee including the liabilities to decommission the plant and to manage and dispose of the spent fuel. The final purchase price is subject to minor adjustments at the time of closing.

         The Proposed Transaction also includes a long-term PPA between VYNPC and Entergy Nuclear VY, dated September 7, 2001. The PPA obligates Entergy Nuclear VY to sell, and VYNPC to purchase, the entire current output of energy, capacity and other associated ancillary services and NEPOOL products from Vermont Yankee at specified rates through March 21, 2012, but provides two "Exercise Dates" of February 28, 2005 and December 31, 2007 on which VYNPC may reduce or eliminate the amount it purchases. The PPA does not include the output from the potential ten percent power uprate for Vermont Yankee under consideration by Entergy Nuclear VY. The PPA will be addressed in more detail in Entergy Nuclear VY's FPA Section 205 application to the Commission for market-based rate authority.

         Pursuant to the Proposed Transaction, Entergy Nuclear VY is also entering into an Interconnection Agreement with VELCO that will establish the relationship, terms and conditions by which VELCO will interconnect the Vermont Yankee transmission switchyard to


                                     D-4-38

VELCO's transmission facilities, and thereby connect Vermont Yankee to the transmission grid. The Interconnection Agreement will be filed by VELCO as a service agreement under its OATT.


                                     D-4-39

                                                                       EXHIBIT I

                  CONTRACTS RELATED TO THE PROPOSED TRANSACTION

            Attached are contracts related to the Proposed Transaction, including the PSA and the PPA (which is included as an exhibit in the PSA).


                                     D-4-40

                                                                       EXHIBIT J

          FACTS RELIED UPON TO DEMONSTRATE THE PROPOSED TRANSACTION IS
                       CONSISTENT WITH THE PUBLIC INTEREST

         A discussion of the facts relied upon to demonstrate that the Divestiture Transaction's effect on competition is consistent with the public interest are provided in Section IV.A of this Application, in the attached Affidavit of Dr. J. Stephen Henderson and in the attached testimony of Mr. Bruce
W. Wiggett. See Attachments 1 and 2. The facts relied upon to demonstrate that the Transaction's effect on rates and effect on regulation are consistent with the public interest are included in Sections IV.B and IV.C of this Application.


                                     D-4-41

                                                                       EXHIBIT K

                            MAP OF PHYSICAL PROPERTY

            Attached is a map showing the physical property involved in the Proposed Transaction, except for the non-jurisdictional office and training facilities. The office and training facilities are located Brattleboro, Vermont.


                                     D-4-42

                                                                       EXHIBIT L

                              REGULATORY APPROVALS

         In addition to the approval of the Commission, the Proposed Transaction requires: (i) approval of the Vermont Public Service Board ("VPSB") pursuant to 30 V.S.A. Sections 102 and 231, for which an application, including supporting affidavits, was filed with the VPSB on September 27, 2001; (ii) approvals of the Massachusetts Department of Telecommunications and Energy, the Connecticut Department of Public Utilities Control and the New Hampshire Public Utilities Commission of the participation of the Sponsors in the respective states in the PSA, PPA and 2001 Amendatory Agreements as to mitigation and recovery of costs arising therefrom, including any prepayment of 2001 Amendatory Agreement obligations; (iii) approval of the affected state public service commissions for designation of Vermont Yankee as an "eligible facility" for status as an Exempt Wholesale Generator ("EWG") pursuant to 15 U.S.C. Section 79z-5a(c), for which applications will be filed; (iv) a private letter ruling from the Internal Revenue Service ("IRS") with respect to the transfer of assets from decommissioning trusts for Vermont Yankee, for which a request will be filed; (v) expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 ("HSR"), 15 U.S.C. Section 18a (1994), for which a request will be filed; (vi) approval of the Nuclear Regulatory Commission ("NRC") foR the transfer of the NRC license for Vermont Yankee from VYNPC to Entergy Nuclear VY and ENO, for which an application was filed with the NRC on October 5, 2001; and (vii) approval of the Securities and Exchange Commission ("SEC") for VYNPC to transfer Vermont Yankee and for VYNPC's new financing, if any.


                                     D-4-43